JACK S. YEH
                         Attorney At Law                DIRECT  212.407.4929
                                                        MAIN    212.407.4000
                         345 Park Avenue                FAX     212.202.5167
                         NY, NY 10154-1895              jyeh@loeb.com

January 30, 2007

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Tiens Biotech Group USA, Inc.


Dear Mr. Rosenberg:

I had previously sent you a letter on January 8, 2007 indicating that Tiens Biotech Group USA, Inc. (the "Company") had received your letter, dated December 21, 2006 (File Number: 001-32477), and anticipated completing a response to the comments set forth in your letter by the end of this month.

The Company is not able to complete its response within that time frame, but it anticipates completing its response by February 15, 2007. Please let us know if the staff has any issued with this timing.

If you have any questions, please feel free to contact me at 212-407-4929 or Mitchell S. Nussbaum at 212-407-4159.

Sincerely,

/s/ Jack S. Yeh
---------------
Jack S. Yeh
Attorney At Law

cc:      Eric Doering, Esq., Tiens Biotech Group USA, Inc.
         Mitchell S. Nussbaum, Esq.
         David Fischer, Esq.